UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

The Habit Restaurants, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

40449J103
(CUSIP Number)

September 30, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON Lomas Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 750,513
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 750,513
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,513
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON Lomas Capital Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 693,810
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 693,810
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,810
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON Daniel Lascano
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 750,513
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 750,513
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,513
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.45%
12.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 40449J103

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is The Habit Restaurants, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614.
Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Lomas Capital Management, LLC (“Lomas Capital”), a Delaware limited liability company, (2) Lomas Capital Master Fund, LP  (“Lomas Fund”), an exempted limited partnership existing under the laws of the Cayman Islands, and (3) Mr. Daniel Lascano as Chief Investment Officer of Lomas Capital.

Lomas Capital is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Lomas Capital has voting and dispositive power over such shares.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 13, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence
The principal business address of each of the Reporting Persons is c/o Lomas Capital Management, LLC, 500 Park Avenue, 4th Floor, New York, NY 10022.
Item 2(c).	Citizenship

Lomas Capital Management, LLC is organized under the laws of the State of Delaware.  Lomas Capital Master Fund, LP is existing under the laws of the Cayman Islands.  Mr. Daniel Lascano is a citizen of the United States.

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.01 per share (“Common Stock”).

CUSIP No. 40449J103

Item 2(e).	CUSIP Number
The CUSIP number of the Company’s Common Stock is 40449J103.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	[X]	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership
(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.  Ownership is stated as of September 30, 2015 and ownership percentages are based on 13,759,754 shares of Common Stock outstanding as of August 6, 2015, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2015 filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2015.

CUSIP No. 40449J103

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40449J103
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  October 13, 2015

LOMAS CAPITAL MASTER FUND, LP
By:	Lomas Capital GP, LLC, its general partner
By:	/s/ Daniel Lascano
Name: Daniel Lascano Title: Authorized Person
LOMAS CAPITAL MANAGEMENT, LLC
By:	Lomas Capital Advisors, LP, its sole member
By:	/s/ Daniel Lascano
Name: Daniel Lascano Title: Authorized Person
DANIEL LASCANO
/s/ Daniel Lascano
Daniel Lascano